Exhibit 99.1

Press Release
Descartes Acquires Tai
Expands Transportation Management Capabilities and Global Logistics Network with AI-Enabled Freight Brokerage Platform
WATERLOO, Ontario, and ATLANTA, Georgia, Aug 24, 2026 (GLOBE NEWSWIRE) — The Descartes Systems Group (Nasdaq: DSGX) (TSX: DSG), the global leader in uniting logistics-intensive businesses in commerce, today announced the acquisition of Tai, a leading provider of advanced transportation management solutions for freight brokers.

Tai provides an AI-powered transportation management platform that serves as the system of action for freight brokers, orchestrating the entire shipment lifecycle across truckload (TL), less-than-truckload (LTL), drayage, and cross-border operations. By unifying quoting, carrier sourcing, load execution, billing, and customer engagement in a single workflow, Tai helps brokers automate operations and make better decisions faster.

“Freight brokers play a critical role in connecting shippers and carriers to efficiently execute transportation moves across North America. The acquisition expands our transportation management capabilities for freight brokers and adds valuable transaction, carrier and shipment execution data to the Descartes Global Logistics NetworkTM,” said Andrew Wimer, Associate General Manager - Transportation Management at Descartes. “We’re also pleased to welcome Tai’s team of proven domain experts to help accelerate our pace of innovation while best serving our joint customers.”

“Transportation networks are becoming increasingly dynamic and complex. At the same time, AI is changing how our customers manage freight, capacity and execution,” said Edward J. Ryan, CEO of Descartes. “Tai complements our strengths in carrier onboarding, compliance, fraud prevention, and real-time visibility. By combining our solutions, we see a significant opportunity to help freight brokers navigate change, streamline freight execution, improve operating margins, strengthen customer and carrier relationships, and support digital transformation.”

Tai is headquartered in California. Descartes acquired Tai Software for approximately US $100 million, satisfied from cash on hand.
About Descartes
Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (GLN). Shippers, carriers, and logistics service providers connect and collaborate on the GLN leveraging technology, data and AI to manage last mile deliveries, domestic and international shipments, transportation rating and payment, global trade research, customs

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Descartes Investor Contact
Laurie McCauley
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Tai Software and its solution offerings; the integration of the Tai Software business and solutions with Descartes' operations and offerings, the potential to provide customers with transportation management solutions; other potential benefits derived from the acquisition and Tai Software’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Tai Software business based on its historical and projected performance the successful integration of the acquired business, the retention of customers and employees, realization of anticipated synergies and benefits, as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada including Descartes’ most recently filed annual and interim management's discussion and analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved